

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

<u>Via Email</u>
Dennis J. Block
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

Andrew Lanham
Assistant General Counsel
Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

      Re: **Dell Inc.**
              Additional Soliciting Materials filed on Schedule 14A
              Filed June 26, 2013, July 1, 2013, July 12, 2013 and July 15, 2013
              by Carl C. Ichan, et. al.
              File No. 000-17017

Gentlemen:

      We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

      Please respond to this letter by submitting corrective filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe any corrective disclosure is appropriate, please tell us why in your response.

      After reviewing any filings responsive to our comments and any information you provide in reply to these comments, we may have additional comments.

<u>Definitive Additional Materials filed June 26, 2013</u>

1.   The story written by Carl Icahn and published in the June 24, 2013 issue of Forbes states that the "stock price performance of Icahn Enterprises since January 2000 through May 28, with reinvested dividends, showed a total return of 1,122%." With a view toward disclosure of the support upon which the filers relied to publish this statement, please provide us with a basis for this statement.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 15, 2013
Page 2

Definitive Additional Materials filed July 1, 2013

2.   We note that the pro forma financial statements filed in Exhibit 2 included a balance sheet as of May 3, 2013 but did not include a statement of income for the last completed fiscal year ended February 1, 2013 and the interim period ended May 3, 2013. Please advise. Refer to Rule 11-02(c)(2) of Regulation S-X.

3.   It appears that the pro forma balance sheet includes non-GAAP financial measures such as EBITDA and Net Debt/EBITDA which are not permitted under Rule 10(e)(1)(ii)(D) of Regulation S-K. Non-GAAP financial measures are not permitted on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X in any document required to be filed under the Exchange Act. Please revise or tell us why the participants believe this presentation is otherwise appropriate.

Definitive Additional Materials filed July 12, 2013

4.   We note that the letter to the Dell stockholders continues to refer to "our revised proposal" without disclosing the contingencies to which it would be subject, including but not limited to, shareholders not approving the merger agreement, the election of a new Board of Directors, and the approval of the board of the "revised proposal" after reviewing it consistent with their fiduciary duties as directors. Please revise to include a discussion of the contingencies and specify that Dell is only being asked to consider an illustrative example of an alternative transaction as distinguished from a competing proposal sponsored by the participants in the counter-solicitation and for which they would take legal responsibility. To the extent the participants disagree with making this disclosure, please provide us with a brief legal analysis in support of why the inclusion of the warrant consideration to the issuer tender offer proposal has not resulted in a corresponding filing by the participants under the Securities Act of 1933.

5.   Please refile legible copies of the accompanying exhibits that were included in this submission.

Definitive Additional Materials filed July 15, 2013

6.   Carl Icahn states in his open letter to stockholders of Dell that it is "nonsense…to believe stockholders will vote to elect the current board with their abysmal record and turn down our recap offer of $15 to $18 per share unless the current board makes a superior recap offer." Please provide appropriate disclosure regarding Mr. Icahn's predictions as to future plans or proposals but clearly stating that there is no assurance that Mr. Icahn's slate of directors would be voted or that any future board of directors would approve the offer of $15 to $18 per share.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 15, 2013
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please be aware that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the above-captioned filings.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions